United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: State Street Corporation

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

THE IMPACT OF STATE STREET’S ESG STRATEGY ON CLIENTS AND SHAREHOLDERS:

A REBUTTAL TO THE STATE STREET BOARD

WE URGE SHAREHOLDERS TO VOTE “FOR” ITEM 4 OF THE STATE STREET PROXY

The Shareholder Commons urges you to vote “FOR” Item 4, the shareholder proposal requesting that the Board of State Street Corporation (“State Street” or the “Company”) report on ESG policies that prioritize individual company financial performance over economic risks to the portfolios of its diversified clients.

The Shareholder Commons is a non-profit advocate for diversified shareholders’ interests. We work with investors to stop portfolio companies from prioritizing financial return when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks for a report on the extent to which State Street’s ESG policies prioritize the financial returns of individual portfolio companies over the health of society and the environment, and how such prioritization threatens the interests of clients with diversified portfolios. “ESG” stands for “environmental, social, and governance,” and refers to policies that address business impact on society and the environment.

Specifically, the proposal asks the shareholders to approve the following resolution:

RESOLVED, shareholders ask that the board report on (1) how the majority of its clients and shareholders—for whom overall stock-market performance is the primary determinant of financial returns—are affected by Company policies that account for the effect of social and environmental issues on portfolio companies’ financial performance, but not for the effect that portfolio company activities have on overall stock-market performance through their impacts on social and environmental systems and (2) whether its clients and shareholders would be better served by the adoption of asset management policies that directly accounted for the impact that portfolio companies have on the global economy.

Diversified investors make up a large portion of State Street clients and shareholders. The value of their portfolios is threatened by social and environmental costs created by individual companies in pursuit of profit. In light of this tension between individual company value and portfolio value, the Proposal asks State Street to explain how its ESG policies balance these competing interests.

State Street’s statement in opposition to the Proposal (the “Opposition Statement”) admits that its ESG policies prioritize the value of individual portfolio companies over diversified shareholder returns, claiming it is legally required to do so. As we show below, this claim is wrong. Indeed, Staff of the Securities and Exchange Commission rejected this same argument when State Street tried to exclude the Proposal from its Proxy Statement. The SEC Staff informed State Street that it was “unable to conclude that the Proposal, if implemented, would cause the Company to violate federal or state law.”1

The Opposition Statement shows that the Company is operating under the mistaken belief that its ESG policies must always encourage companies to maximize their own individual returns. As we show in this Rebuttal, that mistaken belief harms its diversified clients and is contrary to law. The requested report will help State Street better balance its ESG priorities between (1) allowing individual companies to maximize their value and (2) protecting its diversified clients from the social and environmental costs such companies may create in pursuit of such value.

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1 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/mcritchiestatestreet040122-14a8.pdf

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B.	The State Street Board recommends a vote against the Proposal, claiming it is illegal

The Opposition Statement claims it would be illegal for State Street to take any action that prioritized the financial performance of its clients’ diversified portfolios over the financial performance of an individual portfolio company:

We believe implementation of the underlying purpose of the proposal would cause SSGA to violate its fiduciary obligations. Notwithstanding that the proposal purports to seek a report only, we believe the clear underlying objective of the proposal is to seek a change in the way we conduct business, specifically in how SSGA conducts its corporate engagement with portfolio companies and proxy voting. In this regard, we believe the proposal is premised on an assumption that it would be permissible for SSGA to conduct those engagement voting activities with a goal of improving “overall stock market performance” by “ensuring that corporations do not seek profit from activities that degrade the global commons.”

… Ultimately, we believe the proposal would seek to have us urge portfolio companies to act in ways that are harmful to their individual economic performance, potentially causing economic harm to clients, in the hope that such actions would improve the “global commons” which may, in turn, positively influence the global financial markets and then, perhaps, indirectly benefit clients in the future. Acting in such a way would be in direct conflict with our fiduciary obligation to put our clients’ best interests first.

We first note that the Board Recommendation mischaracterizes the Proposal by stating that it seeks to have State Street act in the “hope” that its actions will “perhaps, indirectly” benefit clients. The Proposal says no such thing: it asks for a report. It certainly does not suggest action based on “hopes” or what “perhaps” may happen. If the report were to lead the Company to make decisions that accounted for individual company impacts on the diversified portfolios of State Street clients, we would expect such decisions to be based on the diligence it performs as an asset manager and its best analysis of future outcomes for its clients, just as with current ESG activities intended to improve the performance of individual companies.

Mischaracterizations aside, by saying that the Proposal is illegal, State Street is claiming that it cannot steward portfolio companies in a manner that might harm a single portfolio company’s “individual financial performance,” even if doing so would benefit the portfolios of their clients. In other words, when State Street decides whether it should urge a portfolio Company to reduce its carbon footprint or pay workers a living wage, it only considers whether doing so will increase that single company’s enterprise value. In contrast, State Street gives no further consideration to the impact of any external environmental or social impacts, even when those impacts harm the portfolios of its own clients or even the very State Street funds that own those companies. This self-imposed limitation has significant consequences: as one of the world’s largest asset managers, with more than $4 trillion in assets under management, State Street has the potential to influence the ESG performance of its portfolio companies.

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As discussed in the next two sections, its absolutist position is harmful to all the Company’s diversified clients (as well as its diversified shareholders) and has no basis in law.

C.	State Street’s clients would benefit if it stopped prioritizing the financial value of individual portfolio companies

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.2 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.3

This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans (included among State Street clients) to “diversify[] the investments of the plan.”4 Similar principles govern other investment fiduciaries.5 The late John Bogle—founder of Vanguard, another large asset manager—summarized the wisdom of a diversified investment strategy: “Don’t look for the needle in the haystack; instead, buy the haystack.”6 And, of course, many of State Street’s funds are themselves broadly diversified, offering its clients an opportunity to take advantage of portfolio theory.

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. As a consequence, many State Street clients are largely diversified at the level of their entire portfolio. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”).

In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”7 As shown in the next section, the social and environmental impacts of individual companies can have a significant impact on beta.

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2 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

3 Id.

4 29 USC Section 404(a)(1)(C).

5 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

6 John C. Bogle, The Little Book of Common Sense Investing: The Only Way to Guarantee Your Fair Share of the Stock Market, 86 (2007).

7 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money (2016).

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3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.8 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.9

But the social and environmental costs created by companies pursuing profits can burden the economy. For example, if increases in atmospheric carbon concentration stay on the current trajectory, rather than aligning with the Paris Accords, GDP could be 10 percent lower by 2050.10 More immediately, the difference between an efficient response to COVID-19 and an inefficient one could create a $9 trillion swing in GDP.11 Contributions to inequality also reduce GDP over time.12

The acts of individual companies (including those in State Street portfolios) affect whether the economy will bear these costs: if they increase their own bottom line by emitting extra carbon, refusing to share technology that will slow the pandemic, or contributing to inequality, the profits earned for their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.13 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.14 This cost was more than 50 percent of the profits those companies reported.

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8 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

9 See, e.g., https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP “is probably the best single measure of where valuations stand at any given moment”).

10 Swiss Re Institute, The Economics of Climate Change: No Action Not an Option (April 2021) (Up to 9.7% loss of global GDP by mid-century if temperature increase rises on current trajectory rather than Paris Accords goal) available at https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf.

11 Ruchir Agarwal and Gita Gopinath, A Proposal to End the COVID-19 Pandemic, IMF Staff Discussion Note (May 2021), available at https://www.imf.org/en/Publications/Staff-Discussion-Notes/Issues/2021/05/19/A-Proposal-to-End-the-COVID-19-Pandemic-460263.

12 Dana Peterson and Catherine Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S. (2020) (closing racial gaps could lead to $5 trillion in additional GDP over five years) available at https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3Idy7vY59bOtN2lxVQM%3D; Inequality is Slowing U.S. Economic Growth, Economic Policy Institute (December 12, 2017) (Inequality reduces demand by 2-4% annually) available at https://www.epi.org/publication/secular-stagnation).

13 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics 10 (2011) (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

14 Andrew Howard, SustainEx: Examining the social value of corporate activities, (Schroders 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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When the economy suffers from these “externalized” costs, so do diversified shareholders. Thus, through impact on beta, diversified shareholders internalize social and environmental costs that individual companies can profitably externalize, as shown in Figure 1.

Figure 1

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When State Street’s ESG policies lead portfolio companies to externalize costs, it is making a trade that affects its clients. For example, if State Street did not object to a portfolio company saving costs with cheaper, carbon-intense energy, it might trade away climate mitigation (which supports the intrinsic value of the economy) in exchange for more internal profit at the individual company. While this trade might financially benefit a shareholder with shares only in that company, it harms State Street’s diversified clients (and its own diversified funds) by threatening beta.

By turning a blind eye to portfolio effects, State Street is simply ignoring the best interests of its many diversified clients (and threatening the value of the diversified portfolios of its own shareholders). Indeed, for these investors, the systemic impacts a company has on beta swamp the significance of alpha:

It is not that alpha does not matter to an investor (although investors only want positive alpha, which is impossible on a total market basis), but that the impact of the market return driven by systematic risk swamps virtually any possible scenario created by skillful analysis or trading or portfolio construction.15

D.	The relationship between beta and diversified portfolio performance demands attention from State Street

For all the reasons discussed in the prior sections, diversified investors need protection from their own portfolio companies that externalize social and environmental costs. Diversified investors internalize the collective costs of such externalities (more than $2 trillion from listed companies in 2018 according to the Schroders report cited above16) because they degrade the systems upon which economic growth and corporate financial returns depend.

PRI, an investor initiative to which State Street is a signatory and whose members have $120 trillion in assets under management, recognizes this need. It recently issued a report (the “PRI Report”) that highlighted corporate practices that can boost individual company returns while threatening diversified investors:

A company strengthening its position by externalising costs onto others. The net result for the [diversified] investor can be negative when the costs across the rest of the portfolio (or market/economy) outweigh the gains to the company…17

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15 Jon Lukomnik & James P. Hawley, Moving beyond Modern Portfolio Theory: Investing that Matters, Chapter 5, Routledge (April 30 2021) (emphasis added).

16 Supra, n.6.

17 Active Ownership 2.0: The Evolution Stewardship Urgently Needs, PRI (2019) (emphasis added), available at https://www.unpri.org/download?ac=9721. See also Addressing Climate as a Systemic Risk: A call to action for U.S. financial regulators, Ceres (June 1, 2020), available at https://www.ceres.org/resources/reports/addressing-climate-systemic-risk. (“The SEC should make clear that consideration of material environmental, social and governance (ESG) risk factors, such as climate change, to portfolio value is consistent with investor fiduciary duty.”) Ceres is a non-profit organization with a network of investors with more than $29 trillion under management.

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Because investors vote on directors and other matters, they have the power and responsibility to steward companies away from such practices. PRI went on to describe the investor action necessary to manage social and environmental systems:

Systemic issues require a deliberate focus on and prioritisation of outcomes at the economy or society-wide scale. This means stewardship that is less focused on the risks and returns of individual holdings, and more on addressing systemic or ‘beta’ issues such as climate change and corruption. It means prioritising the long-term, absolute returns for universal [i.e., long-term, broadly diversified] owners, including real-term financial and welfare outcomes for beneficiaries more broadly.18

This is the refocusing the Proposal seeks to explore. Moreover, State Street’s fiduciary duties can require such refocusing of stewardship efforts. A new report from the law firm Freshfields Bruckhaus Deringer (the “Freshfields Report”) explores fiduciary duty in eleven jurisdictions, including the United States, and explains how externalized costs affect investment trustees’ fiduciary duties:

System-wide risks are the sort of risks that cannot be mitigated simply by diversifying the investments in a portfolio. They threaten the functioning of the economic, financial and wider systems on which investment performance relies. If risks of this sort materialised, they would therefore damage the performance of a portfolio as a whole and all portfolios exposed to those systems.19

The Freshfields Report goes on to suggest that alpha-oriented strategies (e.g., the strategies that State Street says it uses exclusively) are of limited value to diversified shareholders, and that beta focus is the best way for investors to improve performance:

The more diversified a portfolio, the less logical it may be to engage in stewardship to secure enterprise specific value protection or enhancement. Diversification is specifically intended to minimise idiosyncratic impacts on portfolio performance…

Yet diversified portfolios remain exposed to nondiversifiable risks, for example where declining environmental or social sustainability undermines the performance of whole markets or sectors… Indeed, for investors who are likely to hold diversified portfolios in the long-term, the question is particularly pressing since these are likely to be the main ways in which they may be able to make a difference.20

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18 Supra, n.17 (emphasis added).

19 Freshfields Bruckhaus Deringer, A Legal Framework for Impact: Sustainability Impact in Investor Decision-Making (2021), available at https://www.freshfields.us/4a199a/globalassets/our-thinking/campaigns/legal-framework-for-impact/a-legal-framework-for-impact.pdf (emphasis added).

20 Id. (emphasis added).

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A Columbia Law professor stated that failing to focus on portfolio effects means failing to maximize returns:

But engagements aimed at reducing systematic risk do not run afoul of the “exclusive benefit” criterion [i.e., the rule that fiduciaries must protect their beneficiaries]; rather they are in service to it. Indeed, pension fund managers who are not thinking about the systematic dimension in their engagements are falling short of the objective of maximizing risk-adjusted returns.21

The message is clear: to optimize returns, fiduciaries such as State Street must exercise their governance rights and other prerogatives to protect themselves and their clients from individual companies that threaten beta.

E.	The Opposition Statement does not address the concerns motivating the Proposal

In the Opposition Statement, State Street asserts that the Proposal is illegal. As shown above, that claim, previously rejected by the SEC Staff, does not hold water and is contrary to legal scholarship.

State Street then goes on to argue that the Company already is “focused on the importance of ESG matters.” But this statement entirely misses the point of the Proposal because State Street’s ESG policies are focused only on stewardship that would increase the financial value of the company in question. As the PRI Report, the Freshfields Report, and Professor Gordon explain, that focus does not properly protect State Street’s clients’ portfolios.

The Opposition Statement goes on to list numerous aspects of State Street’s ESG policies. However, as the Opposition Statement confirms, all these efforts are limited by the mistaken belief that its ESG efforts must maximize individual company value.

The requested report will help shareholders better understand the deep problem with this restriction, and perhaps help the Board and management to see that State Street, its clients, and its shareholders would be better off without that restriction.

F.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will show that shareholders want to understand whether State Street is putting its clients’ diversified portfolios at risk by artificially mandating that its ESG policies aim to maximize financial return at individual companies.

Additionally:

•	State Street’s focus on maximizing individual company value not only threatens the diversified portfolios of its clients, but also the diversified portfolios of its shareholders, who also rely on healthy social and environmental systems to support their investments over the long term.

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21 Jeffrey N. Gordon, Systematic Stewardship, ECGI Working Paper No. 566/2021, p.3 (February 2021) (emphasis added).

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•	State Street’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as State Street’s diversified shareholders.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of economy-wide risk for narrow company financial gain must be explained, so that shareholders can reach informed views about State Street’s balance between promoting individual company financial return and maintaining the economic health that supports diversified portfolios.

Conclusion

Vote “FOR” Item 4

By voting “FOR” Item 4, shareholders can urge State Street to report on whether its ESG policies threaten the returns of diversified clients and shareholders. Such a report will aid the State Street Board and management to authentically serve the needs of clients while preventing the dangerous implications to shareholders and others of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Item 4 on the proxy, the Shareholder Proposal requesting a report on ESG policies at the State Street Inc. Annual Meeting on May 18, 2022.

For questions regarding the State Street Inc. Proposal submitted by James McRitchie, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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